82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

05006711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information

The Australian Stock Exchange.

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH., D.C. 179 SECTION

SUPPL

Fosters Brewing

With Compliments

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

25 February 2005

Dear Southcorp shareholder,

By now you should have received a Bidder's Statement from Foster's Group Limited (Foster's) in relation to Foster's takeover offer of $4.17 cash per share for Southcorp Limited (Southcorp).

Foster's offer was subsequently adjusted to $4.14 cash per share due to Southcorp's decision to pay a 3¢ per share dividend. This adjustment is usual and you will still receive $4.17 in total – $4.14 in consideration for your shares plus the 3¢ dividend. What is unusual, however, is Southcorp's decision to pay an unfranked dividend which is likely to result in an inefficient tax outcome for most shareholders.

You should also have received a Target's Statement from Southcorp, which includes a recommendation to reject the offer. Foster's considers that there is nothing in the Target's Statement that justifies rejection of the offer. The recommendation lacks credibility as it does not provide any assessment whatsoever of the value of your Southcorp shares.

Notwithstanding Southcorp's assertion that "the company is not for sale", Foster's recognises the choice is rightfully in your hands – you can either hold your Southcorp shares or sell.

The compelling reasons why you should choose to sell into the offer are summarised below and set out clearly in the attached document.

1. **Foster's offer price of $4.14 is substantially more than the fundamental value of your Southcorp shares**

2. **Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven**

3. **There are no other bidders and there is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses**

The combination of Foster's and Southcorp will keep your company and its great brands in Australian hands and enable the Australian wine industry to better compete against global players.

I strongly encourage you to **ACCEPT** this outstanding offer which is scheduled to close at 5pm (Melbourne time) on 17 March 2005.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited



Foster's offer price of $4.14 is substantially more than the fundamental value of your Southcorp shares

- Southcorp's directors have not provided you with any valuation whatsoever because doing so **would have** highlighted how attractive Foster's offer is.

Stephen Bartholomeusz, a columnist at The Age said: "The obvious conclusion to draw from the absence of any valuation is that the directors were concerned that the numbers produced by an expert, or themselves, would undermine their ability to prise more value from Foster's — that the $4.17 a share would look, if not overwhelmingly attractive, then at least in the ballpark."
The Age, 18 February 2005

David Errington, Merrill Lynch research analyst said: "After reviewing Southcorp's target statement, it would be fair to say that we find the defence strategy lacking in substance... To us, the key question is what is Southcorp (as a standalone business) worth. And the Directors of Southcorp have deliberately avoided this."
Merrill Lynch Research Note, Southcorp – A Dangerous Game, 17 February 2005

- It is normal to provide a valuation so that shareholders can assess the offer. You deserve this **information – it is** more important than Southcorp's emotional radio and newspaper advertisements that do not provide **any meaningful** information to assist you with your decision making.

Terry McCrann, a columnist at the Herald Sun said: "The Southcorp board have declined to put a valuation on their company and opted not to get an 'independent expert' to do so. While opining that the bid was hopelessly inadequate. They have based their entire defence on the assertion that Foster's could reap $2.13 in merger benefits."
"The Southcorp board doesn't have a core valuation. So it's $2.13 on top of . . . thin air. And none of this is supported by an 'independent expert'. It is, to say the least, a very strange defence. We won't tell you - the shareholders - what your shares are worth. But focus instead completely on value - assuming their analysis is accurate - that can only be created if the takeover succeeds.
You - the shareholders - should get a slice - what exactly? - of $2.13 if the takeover succeeds. On top of what exactly?"
Herald Sun, 23 February 2005

Australian Shareholders Association deputy chairman Stephen Matthews said shareholders deserved a valuation: "The Southcorp board are trying to retain the loyalty without disclosing the value," he said. "It is unfair to not provide shareholders guidance."
Sydney Morning Herald, 18 February 2005

Greg Dring, Macquarie Research Equities analyst said: "the Directors are encouraging shareholders 'not to give up a world class-asset for an inadequate price'. The problem for shareholders is, how do they know $4.17 is an inadequate price?"
Macquarie Research Equities, Southcorp – What is a world-class asset worth? 18 February 2005

- Given that Southcorp's directors have failed to provide you with a valuation, the only independent **and reliable** source of a Southcorp valuation is broker research. The average valuation from this group, even **after taking into** account Southcorp's recovery story, is only $3.30 per share[1]. This means that Foster's offer represents **a substantial** premium of 25% or 84 cents per share to the brokers' assessment of Southcorp's fundamental value.


25% premium
$3.30
$4.14
Current Average Broker Valuation[1]
Offer Price[2]

[1] The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between 17 January 2005 and 18 February 2005 and range between approximately $2.25 and approximately $4.25.
[2] Adjusted for 3¢ unfranked interim dividend.



Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven

- Southcorp's core brands (Lindemans, Penfolds, Rosemount) continue to lose market share.

Market share of bottled wine by value in Australia



Lindemans
Penfolds
Rosemount
5.3%
5.2%
3.8%
4.4%
3.6%
3.2%
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

Source: ACNielsen

- Independent analysis by Deloitte indicates that Southcorp's operating performance declined in the first 6 months of 2005 compared to the same period last year. Southcorp reported increased earnings of 20% but underlying earnings decreased by 7%.

First half operating performance



7% decrease
$89.3m
$82.8m
First half 2004 earnings[1]
First half 2005 earnings[1]

[1] *Normalised reported earnings before interest, tax, depreciation and amortisation includes adjustments for non-operating items: restructure and redundancy costs, net write-back of onerous contracts provision, reversal of inventory write-down, employee share plan loans, (profit)/loss on sale of property, plant and equipment, foreign exchange (gains)/losses, divested businesses and hedge profits.*

Source: Deloitte independent analysis

- There are significant risks to delivery of Southcorp's recovery plan given its track record.

January 2003	■ Southcorp significantly downgraded its earnings target for 2003 from $335m to $287m (EBITAS[1])
February 2003	■ Only one month after the previous downgrade, Southcorp announced that it would not meet its revised 2003 EBITAS target of $287m
May 2003	■ Five months after the initial downgrade, Southcorp announced a further downgrade with revised forecast 2003 EBITAS of between $130m-$140m - down 60% on initial estimates
June 2003	■ Southcorp bonds downgraded to "junk" status
September 2003	■ Southcorp announced a net after tax loss of $923m for 2003 – "one of the biggest ever seen on the stock market" (*Helen Matterson, The Australian, 3 September 2003*) ■ In relation to this Southcorp wrote down the value of its assets by approximately $950m
August 2004	■ Southcorp announced that 2004 result was adversely impacted by significant items of $97m

■ Not even Southcorp's directors are prepared to stand behind the company's recovery plan.

"...Actual events or results may differ materially... None of Southcorp, its Directors, officers... makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement... except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement... Statements of intent as to targeted incremental pre tax profit improvements from Veraison and other initiatives are not forecasts and should not be relied upon as such."

Southcorp Target's Statement (page 2)

■ But they are asking you to form your own view of the future performance of Southcorp.

"Shareholders are advised to review the assumptions, sensitivities and risk factors detailed in Part B of this Target's Statement and make their own assessment of the future performance and prospects of Southcorp. No party guarantees the future performance of Southcorp."

Southcorp Target's Statement (page 18)

■ Even if Southcorp's recovery plan is achieved, the fundamental value of your shares is still substantially below Foster's offer price.

Ron Sargeant, Morgan Stanley research analyst said: "We value the stand-alone Southcorp business at $3.21 per share (at best!), after incorporating all the upside from cost reductions which have been flagged in the Target's Statement."

Morgan Stanley Equity Research, Southcorp – FGL Pay Away Synergies & Keep the Risk, 18 February 2005

Stuart Jackson, JPMorgan research analyst said: "Southcorp's board has not produced a valuation of the company because it simply does not stack up even with the full benefit of the cost reductions flowing through."

JPMorgan Asia Pacific Equity Research, Southcorp – Looking Through SRP's Rosé Coloured Glasses, 18 February 2005

[1] *Earnings before interest, tax, amortisation and net self-generating and regenerating asset profit.*

- Finally, even if the recovery plan is delivered and you choose to hold your shares you will only receive a 2.7% dividend yield in 2006 compared with the market average of 5.1%.

Forecast Southcorp 2006 Dividend Yield[1]	Forecast Market 2006 Dividend Yield[2]
2.7%	5.1%

[1] *Based on Southcorp's forecast dividend of 11¢ for 2006 and the offer price of $4.14 (adjusted for 3¢ unfranked interim dividend).*
[2] *Based on broker estimates for the S&P/ASX200 Industrials Index dividend yield (excluding News Corporation).*


#3

There are no other bidders and there is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses

- Foster's announced its intention to make a takeover offer more than 6 weeks ago. In this time, Southcorp has actively tried and failed to find any other bidders. This is because Foster's offer price is an outstanding one for Southcorp shareholders and no-one can justify paying more.

> **Terry McCrann, a columnist at the Herald Sun** said: "The chances of a successful competing bidder ... remain minuscule."
>
> *Herald Sun, 10 February 2005*

> **Ron Sargeant, Morgan Stanley research analyst** said: "We believe it is unlikely that an alternative bidder will emerge as we do not expect another party could generate the synergies Foster's could, the current bid multiple is already very high, and Foster's has a 18.8% stake which it would be unlikely to sell at any reasonable price".
>
> *Morgan Stanley Equity Research, Foster's – Relying on Substantial Synergies, 18 January 2005*

- In the absence of Foster's offer, Southcorp's share price is likely to fall substantially.

> **Stuart Jackson, JPMorgan research analyst** said: "The reality is that with no alternative bidder, the alternative for Southcorp shareholders is to realise the market's sub $3 per share stand alone valuation."
>
> *JPMorgan Asia Pacific Equity Research, Southcorp – Looking Through SRP's Rosé Coloured Glasses, 18 February 2005*

> **Leon Gettler a columnist at The Age** said: "Merrill Lynch's David Errington expressed concern that Southcorp had not provided an independent valuation and raised the possibility that Southcorp's share price could fall to $3 if Foster's dropped its bid."
>
> *The Age, 18 February 2005*

You should ACCEPT Foster's offer

IMPORTANT DATES

Announcement Date...17 January 2005

Bidder's Statement lodged ....18 January 2005

Date of Offer...2 February 2005

Target's Statement lodged ....17 February 2005

Offer closes – 5pm (Melbourne time) unless extended* ....17 March 2005

* The Offer may be extended to the extent permissible under the *Corporations Act.*

INVESTMENT DECISIONS

This letter does not take into account the individual investment objectives, financial situation or particular needs of each Southcorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

HOW TO ACCEPT

Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in **section 2.7** of the Bidder's Statement. A summary is set out below.

Issuer Sponsored Holdings

Please complete and sign the Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas Southcorp Shareholders).

CHESS Holdings

Please instruct your Controlling Participant (eg. your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

Share plans

If you hold Your Southcorp Shares under an employee share plan, please refer to **section 8.2** of the Bidder's Statement.

QUERIES

If you have any questions about the Offer, please contact the offer enquiry line on 1800 101 769 (or +61 3 9415 4242 for international callers) or your stockbroker, legal or financial adviser. As required by the *Corporations Act*, calls to the offer enquiry line will be recorded.

Information relating to the Offer can be obtained from Foster's website (www.fostersgroup.com).